Exhibit 99.3

NICE Investigate Digital Evidence Management
Helps UK Retail Businesses Reduce Crime through Rapid Information Sharing

Boots is among the first businesses to join innovative program to streamline collaboration on investigations with UK police forces

Hoboken, N.J., September 7, 2021 – The volume of data necessary to solve crimes continues to rise across the UK and sharing information quickly is instrumental in solving cases. With this in mind, NICE (Nasdaq: NICE) today announced that its NICE Investigate Digital Evidence Management solution is now helping connect businesses and police forces. NICE Investigate enables them to work collaboratively on investigations to speed the delivery of justice, by ensuring fast, seamless sharing of CCTV video and other digital evidence. Two major UK retailers have already embraced the initiative by registering their thousands of CCTV cameras with the NICE Investigate system.

The initiative is being driven in part by the National Business Crime Centre, a UK resource created out of Home Office Police Transformation Funding to improve the partnership between the business community and police. Boots, the largest pharmacy health and beauty chain in the UK with 2,336 stores, is among the first retailers to join, along with a large UK supermarket chain. When businesses register with NICE Investigate, they’re able to easily share videos with participating UK police forces. Currently, 15 UK police forces and organizations, including Hampshire Constabulary, are actively using the NICE solution to manage digital evidence and conduct investigations.

Iona Blake, Security and Incident Manager, Boots explained, “We have a large number of stores with both internal and external CCTV cameras for investigating all types of crimes and incidents. The addition of the NICE Investigate technology allows Boots to engage in the right level of data sharing with local police forces. For us, it’s all about how can we get better at reporting crimes. In addition to improving efficiency and saving time, this program has really changed the dynamic of our relationship with the police. Boots may be the first to use the NICE platform, but I’m sure we will not be the last as more retailers and police forces come on stream.”

Patrick Holdaway, Superintendent at City of London Police and Lead for the National Business Crime Centre said,
“NICE Investigate provides a great opportunity for police forces and businesses to work together to ensure the swift collection of evidence allowing the police to bring offenders to justice as effectively as possible.”

Chris Wooten, Executive Vice President, NICE, stated, “The need for businesses and police forces to work together is greater than ever. The volume of crime is rising and getting digital evidence into the hands of police investigators can be a time consuming, drawn out, manual process, requiring officers to travel to the business location to copy and collect the evidence. With lean budgets and forces short-staffed, time is limited. NICE Investigate helps businesses and police forces break through this log-jam by removing the time-consuming manual processes.”

How NICE Investigate Works
NICE Investigate is a one-stop, cloud-based solution for transforming manual processes around the collection, management, analysis and sharing of all types of digital evidence With NICE Investigate, the entire process of requesting and sending CCTV video is done electronically. Participating businesses register their cameras in NICE Investigate and can share CCTV video evidence securely and electronically. NICE Investigate stores the contact details for each participating business along with the geolocation of each CCTV camera. When a crime occurs, investigators can view camera locations on a map and instantly send out an electronic request for the relevant CCTV footage. Upon receiving the request, the business uploads the video file(s) into NICE Investigate’s secure portal. As they are uploaded, video files are virus-checked, automatically converted to a playable format and deposited into an electronic case file where they are available to the investigator for viewing. NICE Investigate is currently being by used more than 50,000 investigators and police officers around the world.

To learn more about the NICE Investigate Digital Evidence Management solution:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About NICE Public Safety
With over 3,000 customers and 30 years’ experience, NICE delivers end-to-end digital transformation, improved collaboration, efficiency and cost-savings to all types of public safety and criminal justice agencies, from emergency communications centers and police departments to prosecutors and courts. Our Evidencentral platform (which includes NICE Inform, NICE Investigate and NICE Justice) features an ecosystem of integrated technologies that bring data together to improve incident response, accelerate investigations, streamline evidence sharing and disclosure, and keep communities and citizens safer.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201-561-4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.